Exhibit 99.1

Canaan Inc. Announces Strategic Realignment

Company to discontinue its non-core AI semiconductor business to sharpen focus on crypto-related businesses

SINGAPORE, June 23, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced that it has commenced a strategic realignment aimed at sharpening its focus on its core businesses of bitcoin mining machine sales, self-mining operations, and consumer mining products. As part of this initiative, the Company will discontinue its non-core AI semiconductor business unit, described in the annual report for the year ended December 31, 2024 as “ASICs for edge computing applications”, with the process expected to conclude in the coming months.

This decision reflects the Company’s commitment to streamlining operations, enhancing capital efficiency, and reducing expenditures unrelated to its primary business lines. By discontinuing the AI semiconductor business unit, Canaan will reallocate resources and leadership attention toward its foundational strengths in the rapidly evolving digital asset ecosystem. While the AI semiconductor business unit brought promising innovations, it did not align with the Company’s streamlined growth strategy.

In fiscal year 2024, the Company’s revenue from the sale of edge computing products was approximately US$0.9 million. Unaudited operating expenses related to this business accounted for around 15% of the Company’s total operating expenses for fiscal year 2024.

Beginning as early as March 2022, the Company has engaged external advisors, sought independent third-party valuation, and actively explored its strategic options for its AI semiconductor business, including partial or complete asset sales or orderly wind-downs of related operations. After the AI semiconductor business unit is fully discontinued, the Company expects its operating expenses to decline significantly.

“As we navigate a dynamic and rapidly evolving market environment, I believe that doubling down on our core strengths in crypto infrastructure and bitcoin mining is the most strategic path forward for Canaan,” said Nangeng Zhang, chairman and chief executive officer of Canaan Inc. “By focusing our resources and talent on the areas where we have deep expertise and competitive advantage, we aim to drive sustainable growth, unlock long-term shareholder value, and continue playing a central role in the global crypto ecosystem. This realignment will not only enable us to accelerate innovation in our next-generation mining hardware and infrastructure solutions, but also will strengthen our ability to serve customers worldwide and reinforce our leadership in a critical and foundational layer of the digital asset economy.”

The Company remains committed to delivering cutting-edge ASIC solutions for crypto infrastructure, expanding its mining footprint, and strengthening its position in the global cryptocurrency infrastructure market.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin’s history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com